UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Monster Worldwide, Inc.

(Name of Subject Company (Issuer))

Merlin Global Acquisition, Inc.

(Offeror)

a wholly-owned subsidiary of

Randstad North America, Inc.

(Parent of Offeror)

a wholly-owned subsidiary of

Randstad Holding nv

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.001 PAR VALUE	611742107
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Jay P. Ferguson, Jr.

Chief Legal Officer

Randstad North America, Inc.

3625 Cumberland Blvd., Suite 600

Atlanta, GA 30339

(770) 937-7112

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

R. Kenneth Boehner, Esq.

Joel May, Esq.

Jones Day

1420 Peachtree Street, Suite 800

Atlanta, Georgia 30309

(404) 581-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$414,770,086.80	$ 41,767.35

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 121,991,202 shares of common stock, $0.001 par value per share, of Monster Worldwide, Inc. (the “Shares”), which is the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 89,071,628 Shares issued and outstanding (including restricted Shares); (ii) up to 25,110,292 Shares issuable pursuant to outstanding 3.50% Convertible Senior Notes due 2019 of Monster Worldwide, Inc. (the “Notes”), to the extent the Notes may be converted into Shares in accordance with their terms; (iii) up to 60,816 Shares issuable upon the exercise of outstanding options; and (iv) up to 7,748,466 Shares issuable upon the vesting of outstanding restricted stock units and performance Shares (assuming “target” performance for each applicable performance measure)), multiplied by (b) the offer price of $3.40 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of September 1, 2016, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $100.70 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid $41,767.35	Filing Party:Merlin Global Acquisition, Inc. and Randstad North America, Inc.
Form of Registration No.: Schedule TO	Date Filed:September 6, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on September 6, 2016 with the Securities and Exchange Commission (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer (the “Offer”) by Merlin Global Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Randstad North America, Inc., a Delaware corporation (“Parent”), a wholly-owned subsidiary of Randstad Holding nv (“Holding”), to purchase any and all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Monster Worldwide, Inc., a Delaware corporation (“Monster”), at a price of $3.40 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 6, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal which, together with any amendments or supplements thereto, collectively constitute the “Offer.” This Amendment is being filed to disclose an extension of the Offer until October 28, 2016 to coordinate Offer timing with the European Commission’s regulatory review schedule and to make other amendments to the Offer to Purchase.

All information contained in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference in response to Items 1 through 9 and Items 11 and 12 in this Amendment, and the Schedule TO is supplemented by the information specifically provided in this Amendment. Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1, 4 and 11. Summary Term Sheet, Terms of the Transaction and Additional Information.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented as follows:

“On September 23, 2016, Parent and Purchaser extended the expiration of the Offer. The Offer was previously scheduled to expire on October 3, 2016 at 12:00 midnight, New York City time. The Expiration Date of the Offer is extended to October 28, 2016 at 12:00 midnight, New York City time, unless further extended. The Depositary has advised us that, as of 5:00 p.m., New York City time, on September 22, 2016, approximately 6,048 Shares have been validly tendered and not properly withdrawn, representing less than 1% of the outstanding Shares.

The press release announcing the extension of the Offer, issued by Parent on September 23, 2016, is attached as Exhibit (a)(5)(H) hereto and is incorporated herein by reference.”

The Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended and supplemented by removing each reference to “12:00 midnight, New York City time, at the end of the day on October 3, 2016” set forth therein and replacing each such reference with “12:00 midnight, New York City time, at the end of the day on October 28, 2016.”

Section 15 — “Certain Legal Matters; Regulatory Approvals — Certain Litigation” of the Offer to Purchase is hereby amended and supplemented by replacing the last paragraph of such subsection with the following paragraphs:

“On September 14, 2016, a third putative class-action lawsuit was filed in the Delaware Chancery Court, captioned Gordon v. Giambastiani, et. al. C.A. No. 12746-VCG (Del Ch.) (the “Gordon action”). The Gordon action is brought against the seven members of the Monster Board, Parent and Purchaser. Like the Litwin and Dagut actions, the Gordon action generally alleges material misstatements or omissions in the Schedule 14D-9. Specifically, the Gordon action alleges that the Schedule 14D-9 (i) omits certain information concerning the terms of Evercore’s compensation agreement with Monster, (ii) omits certain information concerning the standstill agreements with potential bidders, and (iii) omits certain information concerning the Monster Board’s sales process, certain data and analysis used by Evercore in rendering its fairness opinion, and certain adjustments used in the financial projections. The Gordon action further alleges that the Monster Board breached its fiduciary duties by engaging in a flawed deal process and agreeing to an insufficient price. Among other things, the Gordon action alleges that the Merger is subject to unfair deal protection provisions that deny stockholders the opportunity of a better price. The complaint also alleges that Parent and Purchaser aided and abetted the Monster Board’s breach of fiduciary duty.

The plaintiff in the Gordon action seeks, among other things, an injunction against the consummation of the Offer and the Merger or, in the alternative, rescinding them and awarding rescissory damages, as well as an award of costs and expenses (including a reasonable allowance for attorneys’ and experts’ fees and expenses). The defendants believe the complaint’s allegations lack merit and intend to vigorously defend against them.

Additional lawsuits may be filed against Monster, Parent, Purchaser or any of their respective directors in connection with the Offer and the Merger. If additional similar complaints are filed, absent new or different allegations that are material, Parent and Purchaser will not necessarily announce such additional filings.”

Section 15 — “Certain Legal Matters; Regulatory Approvals — Antitrust Compliance” of the Offer to Purchase is hereby amended and supplemented by adding the following sentence at the end of such subsection:

“On September 21, 2016, Randstad Holding nv submitted a Form CO notification related to the proposed acquisition of Monster to the European Commission, which is currently expected to conclude its review by October 26, 2016.”

Item 3.	Identity and Background of Filing Person.

Item 3 of the Schedule TO is hereby amended to add the following disclosure to replace the subsection entitled “Additional Information” at the end of Section 9 — “Certain Information Concerning Purchaser and Parent” in the Offer to Purchase:

“Randstad Holding nv. Randstad Holding nv (“Holding”) is a limited liability company (naamloze vennootschap) organized under the laws of the Netherlands. Each of Parent and the Purchaser are wholly-owned subsidiaries of Holding. The principal executive officers of Holding are located at Diemermere 25, 1112 TC Diemen P.O. Box 12600, NL-1100 AP Amsterdam z.o., and Holding’s telephone number at such principal executive officers is +31 (0)20 569 59 11.

Additional Information. The name, business address, citizenship, present principal occupation or employment and five-year employment history of each of the members of the board of directors and the executive officers of Parent, Purchaser and Holding are set forth in Schedule A to this Offer to Purchase.

None of Parent, Purchaser, Holding or, to the knowledge of Parent, Purchaser or Holding after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as provided in the Merger Agreement or otherwise described in this Offer to Purchase: (i) none of Parent, Purchaser, Holding or, to the knowledge of Parent, Purchaser or Holding after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of Parent, Purchaser, Holding or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Monster; (ii) none of Parent, Purchaser, Holding or, to the knowledge of Parent, Purchaser or Holding after reasonable inquiry, any of the persons referred to in clause (i) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Monster during the past 60 days; (iii) none of Parent, Purchaser, Holding, their subsidiaries or, to the knowledge of Parent, Purchaser or Holding after reasonable inquiry, any of the persons listed in Schedule A, has any contract, arrangement, or understanding with any other person with respect to any securities of Monster (including, but not limited to, any contract, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (iv) in the past two years, except as previously disclosed in Monster’s filings with the SEC, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of Parent, Purchaser, Holding, their subsidiaries or, to the knowledge of Parent, Purchaser or Holding after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Monster or any of its executive officers, directors or affiliates, on the other hand; and (v) in the past two years, there have been no negotiations, transactions or material contacts between any of Parent, Purchaser, Holding, their subsidiaries or, to the knowledge of Parent, Purchaser or Holding after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Monster or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Monster securities, an election of Monster directors or a sale or other transfer of a material amount of assets of Monster.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all issued and outstanding Shares solely for cash, (ii) the Offer is not subject to any financing condition, and (iii) if we consummate the Offer, we will acquire all remaining Shares for the same cash price pursuant to the Merger.”

Item 3 of the Schedule TO is hereby further amended to add the following disclosure at the end of Schedule A of the Offer to Purchase:

“INFORMATION CONCERNING MEMBERS OF THE EXECUTIVE AND SUPERVISORY BOARDS AND THE EXECUTIVE OFFICERS OF RANDSTAD HOLDING NV

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each member of the Executive and Supervisory Boards and each executive officer of Holding. Except as otherwise noted, positions specified are positions with Holding. The citizenship of each member and executive officer of Holding is set forth below such person’s name in the chart below.

Holding Executive Board

Name	Address	Principal Occupation or Employment
Jacques van den Broek Dutch citizen	Diemermere 25, 1112 TC Diemen P.O. Box 12600, NL-1100 AP Amsterdam z.o.	Member, Chief Executive Officer and Chairman of the Executive Board

Robert Jan van de Kraats Dutch citizen	Diemermere 25, 1112 TC Diemen P.O. Box 12600, NL-1100 AP Amsterdam z.o.	Member, Chief Financial Officer and Vice-Chairman of the Executive Board. Previously (and continuing) President of Parent

François Béharel French citizen	Diemermere 25, 1112 TC Diemen P.O. Box 12600, NL-1100 AP Amsterdam z.o.	Member. Previously (and continuing) Chief Executive Officer of Groupe Randstad France from 2009 to 2013

Linda Galipeau Canadian citizen	Diemermere 25, 1112 TC Diemen P.O. Box 12600, NL-1100 AP Amsterdam z.o.	Member. Previously (and continuing) Director and Chief Executive Officer of Parent and Director and President of Purchaser

Johan Christiaan Heutink Dutch citizen	Diemermere 25, 1112 TC Diemen P.O. Box 12600, NL-1100 AP Amsterdam z.o.	Member; Managing Director of Randstad Group Netherlands

Holding Supervisory Board

Name	Address	Principal Occupation or Employment
Wout Dekker Dutch citizen	Diemermere 25, 1112 TC Diemen P.O. Box 12600, NL-1100 AP Amsterdam z.o.	Member, Chairman of the Supervisory Board. Previously Chief Executive Officer of Nutreco from 2000 to 2012

Jaap Winter Dutch citizen	Diemermere 25, 1112 TC Diemen P.O. Box 12600, NL-1100 AP Amsterdam z.o.	Member, Vice-Chairman of the Supervisory Board. Previously (and continuing) President of Vrije Universiteit Amsterdam since 2013 and previously Partner at De Brauw Blackstone Westbroek from 2003 to 2013

Barbara Borra Italian citizen	Diemermere 25, 1112 TC Diemen P.O. Box 12600, NL-1100 AP Amsterdam z.o.	Member. Previously Senior Advisor Integration for Pirelli from 2015 to 2016 and previously VP China for Whirlpool from 2010 to 2014 and Director at Whirlpool from 2005 to 2014

Frank Dorjee Dutch citizen	Diemermere 25, 1112 TC Diemen P.O. Box 12600, NL-1100 AP Amsterdam z.o.	Member. Currently an independent consultant and previously Chief Executive Officer and Chief Financial Officer of Prysmian S.p.A. / Draka Holding from 2004 to 2011

Henri M.E.V. Giscard d’Estaing French citizen	Diemermere 25, 1112 TC Diemen P.O. Box 12600, NL-1100 AP Amsterdam z.o.	Member. Previously (and continuing) Chief Executive Officer of Club Méditerranée

Giovanna Kampouri Monnas Greek citizen	Diemermere 25, 1112 TC Diemen P.O. Box 12600, NL-1100 AP Amsterdam z.o.	Member. Previously (and continuing) Director of Puig s.l. since 2006, AptarGroup since 2010, Air France Foundation since 2012 and Imerys S.A. since 2015

Rudy Provoost Belgian citizen	Diemermere 25, 1112 TC Diemen P.O. Box 12600, NL-1100 AP Amsterdam z.o.	Member. Previously Chief Executive Officer and Chairman of Rexel from 2011 to 2016

Holding Executive Officers

Name	Address	Principal Occupation or Employment
Jacques van den Broek Dutch citizen	Diemermere 25, 1112 TC Diemen P.O. Box 12600, NL-1100 AP Amsterdam z.o.	Chief Executive Officer, Member and Chairman of the Executive Board

Robert Jan van de Kraats Dutch citizen	Diemermere 25, 1112 TC Diemen P.O. Box 12600, NL-1100 AP Amsterdam z.o.	Chief Financial Officer, Member and Vice-Chairman of the Executive Board. Previously (and continuing) President of Parent”

Item 7.	Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is hereby amended to replace the final sentence of the paragraph under Section 12 — “Source and Amount of Funds” in the Offer to Purchase with the following:

“Holding intends to finance the acquisition of Shares in the Offer and Merger with cash on hand.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(H)	Press Release issued by Parent on September 23, 2016

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2016

RANDSTAD HOLDING NV

By:	/s/ Jacques van den Broek
Jacques van den Broek
Chief Executive Officer

RANDSTAD NORTH AMERICA, INC.

By:	/s/ Linda Galipeau
Linda Galipeau
Chief Executive Officer

MERLIN GLOBAL ACQUISITION, INC.

By:	/s/ Linda Galipeau
Linda Galipeau
President

EXHIBIT INDEX

(a)(5)(H)	Press Release issued by Parent on September 23, 2016